UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                         Commission File Number: 0-23379

                           NOTIFICATION OF LATE FILING

(Check One):      [   ] Form 10-K     [   ] Form 11-K       [   ] Form 20-F
                  [ X ] Form 10-Q     [   ] Form N-SAR      [   ] Form N-CSR

                  For Period Ended: March 31, 2008

                  [   ]    Transition Report on Form 10-K
                  [   ]    Transition Report on Form 20-F
                  [   ]    Transition Report on Form 11-K
                  [   ]    Transition Report on Form 10-Q
                  [   ]    Transition Report on Form N-SAR
                           For the Transition Period Ended:


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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
      Nothing in this form shall be construed to imply that the Commission has verified any information Contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

I.C. Isaacs & Company, Inc.
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Full Name of Registrant

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Former Name if Applicable

475 10th Avenue, 9th Floor
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Address of Principal Executive Office (Street and Number)

New York, NY 10018
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City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[ X ]       (a)      The  reason  described  in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]       (b)      The subject annual report,  semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]       (c)      The accountant's statement or other exhibit required by
                     Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The delay in preparation of the registrant's financial statements and other related disclosures results principally from the registrant's significant headcount reduction, including the departure of its CFO, in 2007. Because of these cut-backs and the reduction in available cash, the registrant has had limited resources to perform the duties required to file its quarterly report on Form 10-Q for the three-month period ended March 31, 2008 by the date on which such report is due. In addition, the registrant's resources were needed to complete a definitive agreement with its major shareholder, affiliated parties of the shareholder and a related party of the registrant, which collectively invested approximately $5.0 million in the registrant. This investment, completed on May 9, 2008, included an investment of $2.1 in cash and the conversion of approximately $2.9 million in a note payable and related accrued interest. The registrant reported this event on a Form 8-K, filed with the Securities and Exchange Commission (the "SEC") on May 12, 2008. The registrant represents that its Form 10-Q will be filed within the period specified by Rule 12b-25(b)(ii).

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Timothy J. Tumminello           410                   649-4531
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         (Name)                     (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                         [ X ] Yes     [   ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof

                                                         [ X ] Yes     [   ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


Net loss for the first quarter of 2008 was approximately $(3.5) million compared to $(2.1) million for the same period of 2007. The registrant was dependent on receiving debt and/or equity financing to meet its operating needs of 2008 and, on May 9, 2008, it entered into a definitive agreement with its major shareholder, affiliated parties of the shareholder and a related party of the registrant, which collectively invested approximately $5.0 million in the registrant. This investment, completed on May 9, 2008, included an investment of $2.1 in cash and the conversion of approximately $2.9 million in a note payable and related accrued interest. The registrant reported this event on a Form 8-K, filed with the SEC on May 12, 2008.

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

                           I.C. Isaacs & Company, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: May 16, 2008                     By:     /s/ Timothy J. Tumminello
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                                       Name:   Timothy J. Tumminello
                                       Title:  Interim Chief Financial Officer,
                                               Controller and Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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   Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).
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